Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

March 21, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	H. Christopher Owings

Catherine Brown

Ramin Olson

Andrew Mew

Milwood Hobbs

Re:	ServiceSource International, LLC

Registration Statement on Form S-1

Filed on December 20, 2010

File No. 333-171271

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of ServiceSource International, LLC (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:01 P.M. Eastern Time on March 24, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 10, 2011:

(i)	Dates of Distribution: March 11, 2011 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 5,062

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 105

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Sendur Sellakumar
	Name:	Sendur Sellakumar
	Title:	Vice President

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ David M. Locala
	Name:	David M. Locala
	Title:	Managing Director

By:	/s/ Jusung Kwok
	Name:	Jusung Kwok
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

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